September 3, 2025

Michael Farr
Chief Executive Officer
Superstar Platforms Inc.
586 Cobb Parkway S., Suite 900
Marietta, GA 30060

       Re: Superstar Platforms Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G Filed August 25, 2025
           File No. 000-56744
Dear Michael Farr:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed August 25, 2025
Item 1. Business

1.     Please disclose the number of pawn shops your platform currently serves.


Item 2. Financial
Management's Discussion and Analysis
Results of Operations

2.     You disclose you had $156,551 of revenue for the three months ending
March 31,
       2024, but no revenue for the fiscal year ended December 31, 2024. Please clarify how you could report revenue for the first quarter of the year but have no revenue for the full year.
3. Please revise your disclosure to discuss the results of your operations (i.e., your platform operations).
 September 3, 2025
Page 2

4. Please tell us what you mean by "investment losses" (i.e., what were the investments, what were the terms, etc.). In addition, please clarify whether making investments is a part of your business and revise your disclosure as necessary. Finally, please clarify what you mean by "futures trading activities."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Stephen Mills